      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 2001
                                                      REGISTRATION NO. 333-59434
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                   AMENDMENT
                                    NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                               DIGITALTHINK, INC.
             (exact name of registrant as specified in its charter)


          DELAWARE                                             94-3244366
State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                PETER J. GOETTNER
                             CHIEF EXECUTIVE OFFICER
                               DIGITALTHINK, INC.
                              1098 HARRISON STREET
                         SAN FRANCISCO, CALIFORNIA 94103
                                 (408) 964-3500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          CHRISTOPHER D. MITCHELL, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

=======================================================================================================================
  Title Of Each Class of         Proposed Amount          Proposed Maximum            Aggregate           Amount of
Securities to be Registered    to be Registered(1)   Offering Price Per Share (1)   Offering Price     Registration Fee
-----------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value   4,058,112 shares                $8.78                $35,609,932.80         $8,902.48
=======================================================================================================================


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices reported on the Nasdaq National Market on April 20, 2001.


(2) Entire amount previously paid.



                                ----------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

===============================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

================================================================================

                    SUBJECT TO COMPLETION, DATED MAY 9, 2001
                                4,058,112 SHARES
                               DIGITALTHINK, INC.
                                  COMMON STOCK


THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE [6] OF THIS PROSPECTUS FOR INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THESE SECURITIES.

Our common stock is quoted on the Nasdaq National Market System under the symbol "DTHK." On April 20, 2001, the average for the high and low price of our common stock on the Nasdaq was $8.78 per share.

The selling stockholders, who acquired these shares when DigitalThink acquired Arista Knowledge Systems or who acquired these shares from DigitalThink in an offering exempt from registration under Regulation D, may offer and sell these shares from time to time.

                                -----------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this Prospectus is May 9, 2001.

TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
Summary...............................................................  5
Factors Affecting Future Results......................................  7
Use of Proceeds....................................................... 13
Selling Stockholders.................................................. 14
Plan of Distribution.................................................. 16
Legal Matters......................................................... 17
Experts............................................................... 17
Where You Can Find Additional Information............................. 17
Information Incorporated by Reference................................. 17


                                ----------------

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock, only in those jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

        In this prospectus, "DigitalThink," "we," "us," and "our" refer to DigitalThink, Inc. and its subsidiaries.

                               PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us and the common stock being sold in this offering, including "Risk Factors" and in the documents incorporated by reference in this prospectus.

                               DIGITALTHINK, INC.

        We provide e-learning courses and services, which we design, develop, deploy and deliver on an end-to-end basis. Our outsourced, Web-based courses enable customers to deliver learning to any participant who has access to the Internet and a standard Web browser. We design our e-learning offerings to enable our Global 2000 customers to deliver knowledge to a broad set of constituencies and provide customers the ability to monitor, track and measure student participation, performance and knowledge acquisition. Businesses purchase course registrations and offer those courses to participants, including the extended enterprise of employees, distributors, suppliers and customers. We had more than 350 customers and more than 450 online courses as of December 31, 2000.

        Our e-learning products and services help customers achieve strategic business results by addressing specific business issues and delivering targeted, relevant information simultaneously to a large population of users. Businesses use our products and services to increase the productivity of their employees, improve the effectiveness of their sales channels and enhance the knowledge and satisfaction of their customers. We initially focused on delivering information technology courses and have extended this focus to develop off-the-shelf and custom courses for our customers covering a broad range of business needs. Our current catalog of fully developed courses consists primarily of technology-oriented topics. We plan to expand the catalog to include courses in other subjects.

        Our experience indicates that senior business executives recognize that the depth and consistency of employee, distributor, supplier and customer knowledge constitutes a principal competitive advantage in today's knowledge-based economy. We believe businesses that drive knowledge through their extended enterprise can maximize productivity and sustain a competitive advantage. Recognizing the need to establish, maintain and extend this advantage, businesses spend significant amounts each year on learning initiatives that can produce measurable results.

        According to the Department of Education, in 1997 businesses spent approximately $55 billion primarily on in-person, instructor-led training. We believe e-learning will become a growing part of this market as e-learning proves to be more effective than, and becomes a more accepted alternative to, instructor-led training. Based on the experiences of our customers, instructor-led programs can be costly, ineffective, difficult to deploy to a dispersed set of participants and often unreliable in tracking participants' progress or the effectiveness of learning programs.

        We host e-learning courses and services designed to deliver the knowledge necessary to compete in today's dynamic marketplace. Our approach to e-learning combines powerful delivery technologies, customized content, dedicated tutors and tools to track and report on course registrations and measure student participation and performance. In addition to hosting, we centrally manage all software and content. Our e-learning platform significantly reduces our customers' learning infrastructure costs and enables us to rapidly customize and update our courses. As more businesses use e-learning as an indispensable business tool , the corporate e-learning market is projected to grow from $550 million in 1998 to more than $11.4 billion in 2003, according to International Data Corporation.

        Our Web-based technology can scale to deliver online content to thousands of concurrent participants who can access courses from anywhere, at anytime through a standard Web browser. This enables our customers to simultaneously educate large, geographically dispersed groups on new initiatives, products or processes. Our innovative instructional design encourages participants to interact with tutors and peers through e-mail and the Internet using chat rooms and discussion boards.

        We refer to our e-learning offering as a "solution" because we manage all aspects of e-learning on an end-to-end basis. We offer instructional and Web-design expertise, as well as the technology necessary to deploy, deliver, track and monitor the learning process. In addition we provide access to a community of mentors and tutors that provide prompt responses to course participants. Our customers rely on this comprehensive solution to address and resolve the challenges of deploying e-learning. Our solution consists of previously developed catalog courses on a variety of topics and custom-designed courses built to address the specific needs of our customers. Our agreements generally permit us to use the content we develop for one customer in other courses.

        We intend to leverage our expertise in course design and delivery to establish the most effective e-learning courses and services for our customers as they expand their learning initiatives. Key elements of our strategy include:

        - enhancing our e-learning courses, services and delivery software;

        -       developing long-term strategic relationships with our customers;

        - introducing new courses and leveraging our existing courses across multiple customers and industries;

        - expanding our sales network of learning resellers, consulting companies, co-developers partners and Internet portals; and

        - delivering our e-learning solutions in strategically targeted international markets.

        We generate revenues from participants registering for catalog or customized e-learning courses. We begin recognizing these Delivered Learning fees when a participant registers for a course. These fees are recognized ratably over the term of the course, which is typically six months. We also derive revenues from contracts that require us to develop custom-tailored e-learning solutions. Typically, we generate these Learning Solution service revenues from implementation services, course content development, instructional plan design and release of the course for access by participants. We recognize Learning Solution service revenues as earned, on a percentage of completion basis.

        We will encounter various risks and uncertainties in connection with the implementation of our strategy. These include uncertainties regarding acceptance of e-learning, uncertainties associated with our plans to develop and acquire new course offerings and uncertainties associated with attracting and retaining skilled employees. In addition, we have an accumulated deficit of $85.7 million at December 31, 2000 and anticipate incurring losses, which may be substantial, in the foreseeable future. We also operate in a highly competitive industry with relatively low barriers to entry.

        We are located at 1098 Harrison Street, San Francisco, California 94103, and our telephone number is (415) 625-4000. Our corporate Web site is located at www.digitalthink.com. Statements and information contained on our Web site are not part of this prospectus. We were incorporated in California in April 1996 and reincorporated in Delaware in December 1999.

                                ----------------

        DigitalThink, the Internet Learning Solution, Smart Companies Get It and the DigitalThink logo are trademarks and service marks of ours. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                        FACTORS AFFECTING FUTURE RESULTS.

OUR LIMITED OPERATING HISTORY AND THE NEW AND EMERGING E-LEARNING MARKET MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND FUTURE PROSPECTS.

        We commenced operations in April 1996 and did not begin to generate significant revenues until the fiscal year, which ended on March 31, 1999. In fiscal 2000, we had revenues of $10.8 million. We are still in the early stages of our development, which, when combined with the new and emerging e-learning market, and general economic factors affecting the technology sector, make it difficult to evaluate our business or our prospects. Because of our limited operating history, we have a limited and unproven ability to predict the trends in the e-learning market and in our business. The uncertainty of our future performance, in particular, and the uncertainty regarding the acceptance of e-learning, in general, increases the risk that we will be unable to build a sustainable business and that our stockholder value will decline.

WE HAVE A HISTORY OF LOSSES AND A LARGE ACCUMULATED DEFICIT OF $85.7 MILLION AT DECEMBER 31, 2000. WE EXPECT FUTURE LOSSES AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

        We have experienced losses in each quarter since our inception and expect that our losses will continue at least through the end of calendar 2001. Our accumulated deficit as of December 31, 2000 was $85.7 million. We have never achieved a profitable quarter and we expect to continue to incur quarterly losses as we expand our operations, invest in our technology, fund the development of new content and support our growth. We plan to increase our operating expenses to market, sell and support our e-learning solutions, build infrastructure, add additional features to our product and hire additional staff. We also plan to invest heavily to develop and acquire new course offerings with new areas of expertise, which will increase operating expenses.

        We currently expect our total costs, including non-cash expenses, to be at least $65.0 million in fiscal 2001. As a result, we will need to significantly increase our quarterly revenues to achieve profitability. If we do not generate sufficient revenues or become profitable within a timeframe expected by public market analysts or investors, the market price of our common stock will probably decline. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

        Our revenue and operating results are volatile and difficult to predict and may be susceptible to declines in future periods. Our quarterly results of operations may fluctuate significantly in the future due to shortfalls in revenues or orders or the timing of orders. We therefore believe that quarter to quarter comparisons of our operating results may not be a good indication of our future performance. In the event of a revenue or order shortfall or unanticipated expenses in some future quarter or quarters, our operating results may be below the expectations of public market analysts or investors. In such an event, the price of our common stock may decline significantly. Our current and future expense estimates are largely fixed and based, to a significant degree, on our estimates of future revenue. We will likely be unable to, or may elect not to, reduce spending quickly enough to offset any unexpected revenue shortfall. Therefore, any significant shortfall in revenue in relation to our expectations would cause our quarterly results for a particular period to decline.

OUR RECOGNITION OF REVENUE IS DEPENDENT IN PART ON THE COMPLETION OF OUR PROJECTS, AND OUR INABILITY TO COMPLETE PROJECTS FOR ANY REASON WILL HARM OUR OPERATING RESULTS.

        In accordance with our revenue recognition policy, our ability to record revenues depends upon several factors. These factors include acceptance by our customers of new courses and the pace of participant registrations in courses once they are completed and made available for access from our Web site. All of our customer contracts provide that at least a portion of our revenues depend on either course completion or participant registration, or both. Revenues from custom course development accounted for approximately 57% of our total revenues for the nine months ended December 31, 2000. Our ability to recognize revenues from custom-tailored courses depends upon our customers providing us with subject matter experts and content to be incorporated into the courses as well as our completion of production and obtaining customer acceptance at each stage of development. Accordingly, if customers do not provide us with the subject matter experts or content in a timely manner, we will not be able to recognize the revenues associated with that project, which would harm our operating results.

        In addition, if the expected number of participants do not sign up for a course, our ability to recognize revenues will be delayed, which could also harm our operating results in any quarter. Participant registration depends in large part on the promotional activities of our customers. If customers fail to take necessary measures to require employee enrollment in courses or if they fail to promote the course effectively to persons outside their organization, our ability to recognize revenues, and therefore our operating results, could be harmed.

WE HAVE RELIED, AND EXPECT TO CONTINUE TO RELY, ON A LIMITED NUMBER OF CUSTOMERS FOR THE MAJORITY OF OUR REVENUES, AND ANY DELAY IN RECEIVING REVENUES FROM THESE CUSTOMERS COULD HARM OUR FINANCIAL PERFORMANCE IN ANY QUARTER.

        During fiscal 2000, we derived more than 50% of our revenues from six customers. As a result, our operating results could suffer if we lost any of these customers or if revenues from these customers are delayed in any future fiscal period. For example, in fiscal 2000, KPMG, LLP accounted for 32% of our total revenues. No other single customer has accounted for more than 10% of our revenues in fiscal 2000. In fiscal 1999, no customer accounted for more than 10% of our revenues although our five largest customers accounted for 40% of our revenues. We expect that we will continue to depend upon a small number of customers for a significant portion of our revenues. In particular, we expect that EDS will account for a significant portion of our revenues at least through fiscal 2003.

OUR FUTURE GROWTH DEPENDS ON SUCCESSFUL HIRING AND RETENTION, INCLUDING HIRING AND RETENTION OF THIRD-PARTY TUTORS, AND WE MAY BE UNABLE TO HIRE AND RETAIN THE SKILLED PERSONNEL WE NEED TO SUCCEED.

        Our future growth depends on successful hiring and retention, and we may be unable to hire and retain the skilled personnel we need to succeed. The growth of our business and revenues will depend in large part upon our ability to attract and retain sufficient numbers of highly skilled employees, particularly database engineers, course content developers, Web designers and technical and sales personnel. Additionally, we primarily rely on individual third parties to provide the majority of our tutoring and our ability to adequately support our courses is directly tied to the availability and competency of these third-party tutors. Qualified personnel are in great demand throughout education and Internet-related industries and we require personnel with both educational course design experience as well as experience in Web design. The number of potential candidates with experience in both these areas is limited. The demand for qualified personnel is particularly acute in the San Francisco Bay Area market in which we compete for a majority of these personnel due to the large number of Internet companies and the low unemployment rate in the region. We also face non-geographically based competition for tutors because we can utilize the services of any individual with the requisite course subject matter knowledge and e-mail communication skills, as well as reliable Internet access and the ability to work as a self-managed contractor. Currently, we contract with individual tutors throughout the United States, as well as in the United Kingdom, New Zealand and Australia. Our failure to attract and retain sufficient skilled personnel and tutors may limit the rate at which we can grow, which will harm our business and financial performance.

OUR BUSINESS WILL SUFFER IF E-LEARNING IS NOT WIDELY ACCEPTED.

        The market for e-learning solutions is new and rapidly evolving. We expect that we will engage in intensive marketing and sales efforts to educate prospective customers about the benefits of our e-learning solutions. There are a number of factors that could impact the acceptance of our e-learning solutions, which are new and largely untested compared to more established educational methods, including:

- companies that have historically relied on, or invested in, traditional educational methods may be reluctant or slow to adopt Web-based e-learning solutions;

- many of our potential customers have allocated only a limited portion of their education budgets to e-learning; and

-       end users may not use online learning solutions effectively.

        If the market for e-learning fails to develop or develops more slowly than we expect, we will not achieve our growth and revenue targets and our stock price will likely decline.

THE VARIABILITY AND LENGTH OF OUR SALES CYCLE FOR OUR E-LEARNING SOLUTIONS MAY MAKE OUR OPERATING RESULTS UNPREDICTABLE AND VOLATILE.

        The period between our initial contact with a potential customer and the first purchase of our solution by that customer typically ranges from three to nine months, and in some cases has extended for close to two years. Because we rely on large sales for a substantial portion of our revenues, these long sales cycles can have a particularly significant effect on our financial performance in any quarter. Factors which may contribute to the variability and length of our sales cycle include:

- the time required to educate potential customers about the benefits of our e-learning solutions;

- the time it takes our potential customers to assess the value of online solutions compared to more traditional educational solutions;

- the time it takes our potential customers to evaluate competitive online solutions;

-       our potential customers' internal budget and approval processes; and

- the extended periods most large corporations require to make purchasing decisions.

        As a result of our lengthy sales cycle, we have only a limited ability to forecast the timing and size of specific sales. This, in turn, makes it more difficult to predict quarterly financial performance.

THE E-LEARNING MARKET IS HIGHLY COMPETITIVE AND WE MAY NOT HAVE ADEQUATE RESOURCES TO COMPETE EFFECTIVELY, ACQUIRE AND RETAIN CUSTOMERS AND ATTAIN FUTURE GROWTH.

        The e-learning market is evolving quickly and is subject to rapid technological change, shifts in customer demands and evolving learning methodologies. In recent months e-learning has received more attention and numerous new companies have entered the market. As a result customers and potential customers have more choices and the challenge to distinguish our offerings has increased. Our failure to adapt to changes in our industry and the increased competition could cause us to lose existing customers or fail to gain new customers. Although the e-learning market is highly fragmented with no single competitor accounting for a dominant market share, competition is intense. We compete primarily with:

-       third-party suppliers of instructor-led education and learning;

-       internal education departments; and

-       other suppliers of technology-based learning solutions.

        Due to the high market fragmentation, we do not often compete head-to-head with any particular company. On occasion, our customers may evaluate our end-to-end solution by comparison with point solutions offered by other e-learning companies. These companies may include click2learn.com, Inc., NETg, SmartForce Corporation and Element K. We may not provide solutions that compare favorably with traditional or new instructor-led techniques or other technology-based learning methodologies. Our competitors vary in size and in the scope and breadth of the courses and services they offer. Several of our competitors have longer operating histories and significantly greater financial, technical and marketing resources. In addition, larger companies may enter the e-learning market through the acquisition of our competitors. We anticipate that the lack of significant entry barriers to the e-learning market will allow other competitors to enter the market, increasing competition. To succeed, we must continue to expand our course offerings, upgrade our technology and distinguish our solution. We may not be able to do so successfully. Any failure by us to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in course development or implementation, could impact our ability to capture market share. As competition continues to intensify, we expect the e-learning market to undergo significant price competition. We also expect to face increasing price pressures from customers as they demand more value for their learning related expenditures. Increased competition or our inability to compete successfully against current and future competitors could result in reduced operating margins, as well as loss of market share, thought leadership and a diminution of our brand.

WE MUST DELIVER COURSES THAT MEET THE NEEDS OF OUR CUSTOMERS OR OUR BUSINESS WILL SUFFER.

        To be competitive, we must develop and introduce on a timely basis new course offerings, which meet the needs of companies seeking to use our e-learning solutions. Furthermore, the quality of our learning solutions depends in large part on our ability to frequently update our courses and develop new content as the underlying subject matter changes. We create courses both by using subject matter expertise provided by our customers, which we then incorporate into an educational course format, and through material obtained from third-party content developers. The quality of our courses depends on our receiving content and cooperation from the following sources:

- customers, who provide us with specific subject matter experts who assist our developers in incorporating the customer's content into our courses; and

- third-party content developers, who provide us with much of the content for our catalog courses.

        If we do not receive materials from the above sources in a timely manner, we may not be able to develop or deliver specialized courses for our customers in the time frame they are expecting. Even if we do receive necessary materials from third parties, if our employees and consultants, upon whom we rely for instructional and Web design expertise, fail to complete their work in a timely manner, we will be unable to meet customer expectations. In the past, we have experienced delays in obtaining access to our customers' experts, which has contributed to a longer development cycle and inefficient allocation of our resources. Any prolonged delays, even when caused by our customers, can damage our reputation and lead to a failure to satisfy a customer's demands.

OUR PLANS TO EXPAND THE SCOPE OF OUR COURSES TO FIELDS OTHER THAN INFORMATION TECHNOLOGY WILL DEPEND IN PART ON OUR ABILITY TO ENTER INTO CONTENT DEVELOPMENT RELATIONSHIPS WITH RECOGNIZED EXPERTS OR SPECIALISTS, AND IF WE ARE UNABLE TO ATTRACT THE RIGHT EXPERTS, WE MAY NOT BE SUCCESSFUL IN ENTERING NEW FIELDS.

        Our strategy involves broadening the fields presently covered by our courses. In particular, to date we have been primarily focused on courses in the information technology area, and we are currently planning to develop and introduce new course offerings in financial services, and other fields. These new course offerings may encompass areas in which we have little or no experience or expertise. Therefore, our ability to expand our courses into these areas will depend in part on our ability to negotiate and execute content development relationships with recognized experts or leading corporations in the new fields. If we are unable to locate these experts, we may fail to develop the courses that our current and future customers will demand. Any failure of ours to expand our course offerings to new fields could constrain our revenue growth and harm our future prospects.

TO REMAIN COMPETITIVE, WE MUST KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY.

        The e-learning market is characterized by rapidly changing technologies, frequent new service introductions, short development cycles and evolving standards. We must adapt to rapidly changing technologies by maintaining and improving the performance features and reliability of our courses. We may experience technical difficulties that could delay or prevent the successful development, introduction or marketing of new courses and related services. For instance, adding capabilities to deliver video over the Internet to our courses may be desired by some customers, but may nevertheless pose a serious technical challenge and could have a negative impact on our ability to develop and deliver courses on a profitable basis. In addition, any new enhancements to our courses must meet the requirements of our current and prospective customers and participants. We could incur substantial costs to modify our services or infrastructure to adapt to rapid technological change.

WE ARE GROWING RAPIDLY AND IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, WE MAY NOT BE ABLE TO TAKE ADVANTAGE OF MARKET OPPORTUNITIES, WHICH WOULD SEVERELY IMPACT OUR ABILITY TO COMPETE.

        Our recent rapid growth has placed, and future anticipated growth is likely to continue to place, a considerable strain on our managerial resources. We have grown from 33 employees on January 1, 1998 to 430 employees on December 31, 2000. We plan to continue to expand our sales and marketing, administration, content and technology development and tutoring organizations. In order to manage this growth effectively, we will need to improve our financial and managerial controls, our reporting systems and procedures. In addition, we will need to expand, train and manage our work force, which we anticipate will expand significantly. If we fail to manage our growth effectively, we will not be able to capitalize on attractive business opportunities and may fail to adequately support our existing customer base. Should this occur, our reputation and competitive position could be seriously damaged.

IF WE DO NOT DEVELOP OUR INDIRECT SALES CHANNELS, WE WILL BE LESS LIKELY TO INCREASE OUR REVENUES.

        To date, more than 90% of our sales have been made through direct sales efforts. We believe that we will need to diversify our sales efforts if we are to be successful. If we do not develop indirect sales channels, we may miss sales opportunities that might be available through these other channels. We are currently investing in personnel and marketing activities to develop indirect sales channels, particularly through our relationships with EDS, KPMG and other system integrators and consulting firms who provide learning as an additional service to their clients.

        Although we are currently investing to develop these indirect sales channels, we may not succeed in establishing a channel that can effectively market our e-learning solutions on a profitable basis. In addition, our direct sales force may compete with these resellers, and we may not be able to manage conflicts across our direct and indirect sales channels. Our focus on increasing sales through our indirect channel may divert management resources and attention from direct sales. Conflicts across sales channels could cause us to encounter pricing pressures and lose revenue opportunities, which could harm our business and cause our operating results to decline.

IN ORDER TO ADDRESS THE EXPECTED GROWTH IN OUR BUSINESS WE MUST CONTINUE TO IMPROVE THE CAPACITY OF OUR TECHNOLOGY INFRASTRUCTURE; ANY FAILURE OF OUR INFRASTRUCTURE WOULD DIRECTLY IMPACT OUR ABILITY TO DELIVER COURSES AND WOULD LIKELY LEAD TO SIGNIFICANT LOSSES AND CUSTOMER DISSATISFACTION.

        In order to address the expected growth in our business we must continue to improve the capacity of our technology infrastructure. The continuing and uninterrupted performance of our internal computer network and Internet course servers is critical to our success. Any system failure that causes interruptions or delays in our ability to make our courses accessible to customers could reduce customer satisfaction and, if sustained or repeated, could reduce the attractiveness of our courses and services and result in significant revenue losses. We are particularly vulnerable to network failures during periods of rapid growth when our roster of courses and participants can outpace our network capacity. The continued viability of our business requires us to support multiple participants concurrently and deliver fast response times with minimal network delays. We are continuing to add system capacity, but we may not be able to adequately address network capacity, especially during periods of rapid growth. Any failure to meet these capacity requirements could lead to additional expenditures, lost business opportunities and damage to our reputation and competitive position.

ANY FAILURE OF, OR CAPACITY CONSTRAINTS IN, THE SYSTEMS OF THIRD PARTIES ON WHICH WE RELY COULD ADVERSELY AFFECT OUR BUSINESS.

        Our communications hardware and some of our other computer hardware operations are located at the facilities of Exodus Communications, Inc. in Santa Clara, California. Unexpected events such as natural disasters, power losses and vandalism could damage our systems. Telecommunications failures, computer viruses, electronic break-ins, earthquakes, fires, floods, other natural disasters or other similar disruptive problems could adversely affect the operation of our systems. Despite precautions we have taken, unanticipated problems affecting our systems in the future could cause interruptions or delays in the delivery of our courses.

        The failure of our telecommunications provider or Exodus, which together provide us with our Internet connection, to provide sufficient and timely data communications capacity and network infrastructure could cause service interruptions or slower response times, and reduce customer demand for our courses and services. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of damage.

        We do not currently have fully redundant systems or a formal disaster recovery plan. Our Web site must accommodate a high volume of traffic and deliver courses and other information in a timely manner. Our Web site has experienced in the past, and may experience in the future, slow response times and periods of unavailability for a variety of reasons. We periodically experience unscheduled system downtime, which results in our Web site being inaccessible to participants. Since September 1, 1999, we have experienced 22 instances of unscheduled system downtime which on average have resulted in our Web site being entirely inaccessible to course participants for approximately
1.5 hours. Although we have not suffered material losses during these downtimes, if we experience extended downtime in the future, customers and our course participants could lose confidence in our services.

OUR INTERNATIONAL EXPANSION COULD SUBJECT US TO NEW RISKS.

        Our strategy includes international expansion of our business. Our current plans include expansion into the United Kingdom, which began during the first quarter of fiscal 2001, and creating a partner-based support infrastructure for customers around the world. In the United Kingdom, we could be affected by political and monetary changes, including European unification and introduction of the Euro. This international expansion will require significant management attention and financial resources and could harm our financial performance by increasing our costs. We have very limited experience in marketing, selling and distributing courses internationally. We currently have approximately 15 employees located outside of the United States. We could become subject to additional risks as we expand internationally, including:

-       difficulties in staffing and managing international operations;

- our inability to develop content localized for international jurisdictions;

-       protectionist laws and business practices that favor local competition;

-       multiple, conflicting and changing governmental laws and regulations;

-       slower adoption of e-learning solutions;

-       different learning styles;

-       longer sales and payment cycles;

-       greater difficulties in collecting accounts receivable;

-       fluctuations in currency exchange rates;

-       political and economic instability;

-       potentially adverse tax consequences;

- little or no protection of our intellectual property rights in some foreign countries, particularly less developed countries; and

- increases in tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries.

        If we encounter these factors in connection with our current and future expansions internationally, our revenues could fall below expectations, which would harm our business and operating results. In this event, our stock price could decline.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS AND OUR INTERNET DOMAIN NAME COULD LEAD TO UNAUTHORIZED USE OF OUR COURSES OR RESTRICT OUR ABILITY TO MARKET OUR COURSES.

        Our success depends, in part, on our ability to protect our proprietary rights and technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and employee and third-party nondisclosure agreements to protect our proprietary rights. Despite our efforts to protect these rights, unauthorized parties may attempt to duplicate or copy our courses or our delivery technology or obtain and use information that we regard as proprietary. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. As a consequence, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our courses and services are made available. We have registered the trademark DigitalThink and we own the domain name digitalthink.com. It is possible, however, that third parties could acquire trademarks or domain names that are substantially similar or conceptually similar to our trademarks or domain names. This could decrease the value of our trademarks or domain names and could hurt our business. The regulation of domain names in the United States and in foreign countries is subject to change. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain exclusive rights to our domain names in the United States or in other countries in which we conduct business. We may from time to time encounter disputes over rights and obligations concerning intellectual property. We obtain the content for many of our courses from our customers and it is possible that the use of this content may subject us to the intellectual property claims of third parties. Although we generally seek indemnification from our customers to protect us from these types of claims, we may not be fully protected from extensive damage claims or claims for injunctive relief. In addition, our customers may assert that some of the courses we develop for our general catalog or under contract with other customers may improperly use their proprietary content. Our involvement in any litigation to resolve intellectual property ownership matters would require us to incur substantial costs and divert management's attention and resources. In addition, we cannot predict the effect of a failure to prevail in any litigation of this kind.

PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN OUR CONTROL, EVEN IF THIS WOULD BE BENEFICIAL TO STOCKHOLDERS.

        Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

- A Shareholder Rights Plan that grants existing stockholders additional rights in the event a single holder acquires greater than 15% of our shares;

- a classified board of directors, in which our board is divided into three classes with three year terms with only one class elected at each annual meeting of stockholders, which means that a holder of a majority of our common stock will need two annual meetings of stockholders to gain control of the board;

- a provision which prohibits our stockholders from acting by written consent without a meeting;

- a provision which permits only the board of directors, the president or the chairman to call special meetings of stockholders; and

- a provision which requires advance notice of items of business to be brought before stockholders meetings. In addition, amending any of the above provisions will require the vote of the holders of 66 2/3% of our outstanding common stock.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary," "Factors Affecting Future Results," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

        The forward-looking statements in this prospectus may relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Factors Affecting Future Results." These factors may cause our actual results to differ materially from any forward-looking statement.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform to such statements to actual results.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares by the selling stockholders in the offering. We will pay for costs incurred in the registration of the shares.

                              SELLING STOCKHOLDERS

        In this prospectus, we refer to the entities or individuals listed below and any family member, trust or trust instrument to whom they may rightfully transfer their shares as "selling stockholders." The following table sets forth certain information as of April 24, 2001 with respect to each selling stockholder:


                                                                   SHARES BENEFICIALLY
                                                                OWNED AFTER OFFERING(1)(2)
                                            SHARES OFFERED      --------------------------
NAME OF SELLING STOCKHOLDER                    HEREBY(1)         Number         Percent
---------------------------                 --------------      ---------      -----------
Walden Media and Information                   1,550,000               --          *
    Technology Fund, L.P.
GE Capital Equity Investments, Inc.            1,537,280               --          *
Walden-SBIC, L.P.                                 99,060          156,183          *
Jim Warren                                        94,000               --          *
Wells Fargo Bank Minnesota,                       87,939               --          *
    As Escrow Agent
E. Follett Carter (3)                             80,000           18,333          *
Cambridge Technology Capital                      76,923               --          *
    Fund, I L.P.
Torstar Corporation                               76,923               --          *
Peter Warren                                      66,668           10,255          *
Pennsylvania Early Stage Partners, L.P.           60,545               --          *
John Stearns                                      37,424               --          *
Foundation of California State                    35,006               --          *
    University, Monterey Bay
Jeffrey Munks                                     34,038               --          *
The Laurasian Institute                           30,005               --          *
Edward Schmunes                                   20,000               --          *
Joseph Addiego                                    20,000               --          *
Walden EDB Partners, L.P.                         20,000           53,334          *
Walden EDB Partners, II, L.P.                     17,600               --          *
Robert L. Goldberg, Trustee of the                13,885            1,500          *
    Robert L. Goldberg and Sandra L
    Goldberg Revocable Trust
Walden Technology Ventures II, L.P.               13,340           35,551          *
W. Clayton Stephens                               13,076               --          *
Hambrecht & Quist Employee Venture                12,799               --          *
    Fund, L.P. II
Jack Levy                                          7,692               --          *
Roderick McGeary (4)                               7,692           13,333          *
Samuel Poole                                       6,933               --          *
Imperial Bancorp                                   6,141               --          *
Zeneb, Inc.                                        6,003               --          *
Charles Davis                                      4,206               --          *
John Antioco                                       3,846               --          *
Quad Capital Partners                              3,846               --          *
WS Investment Company 98A                          3,285               --          *
Christopher Schember                               3,127               --          *
Mario Rosati                                       3,000            5,627          *
Doug Nelson                                        1,201               --          *
Doug Litke                                           811               --          *
Josh Bersin (5)                                      500           10,664          *

Kelly Nicholas                                       500               --          *
Bradley Smith                                        430               --          *
Phil Quast (6)                                       430              354          *
Robert Ord (7)                                       400              354          *
Patrick McKim                                        347               --          *
Suresh Basandra                                      192               --          *
Peter Nebb (8)                                       125              236          *
Arun Kotagiri                                        115               --          *
Manish Doshi                                         115               --          *
Manmeet Singh                                        115               --          *
Prasanna Raman                                       115               --          *
Sateesh Chikkegowda                                  115               --          *
Tracy Giles                                           90               --          *
Balaguru Rajunaidu                                    75               --          *
Chintan Desai                                         75               --          *
Neeraj Dharia                                         75               --          *
Justin Wedel                                           4               --          *
TOTAL:                                         4,058,112

----------

*       Less than 1%.

(1) The rules and regulations of the Commission determine beneficial ownership. Such beneficial ownership generally includes voting or investment power with respect to securities. Beneficial ownership is based on information as of March 31, 2001 and assumes that there is outstanding an aggregate of 35,043,569 shares of Common Stock. As of March 31, 2001, except as detailed below in footnotes 3-8, no options had been issued to the selling stockholders named in this prospectus. Except as subject to community property laws where applicable, we believe, based on information furnished by the selling stockholders, that the person named in the above table above has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by him.

(2) Assumes the sale of all shares offered by this Prospectus and no other purchases or sales of our Common Stock. See "Plan Of Distribution."

(3) Includes 18,333 stock options exercisable within 60 days of March 31, 2001.

(4) Includes 13,333 stock options exercisable within 60 days of March 31, 2001.

(5) Includes 10,664 stock options exercisable within 60 days of March 31, 2001.

(6) Includes 354 stock options exercisable within 60 days of March 31, 2001.

(7) Includes 354 stock options exercisable within 60 days of March 31, 2001.

(8) Includes 236 stock options exercisable within 60 days of March 31, 2001.

                              PLAN OF DISTRIBUTION

The selling stockholders may sell the shares separately or together, from time to time on the over-the-counter market at prices and on terms prevailing at the time of any such sale. Any such sale may be made:

        - in broker's transactions through broker-dealers acting as agents;

        -       in transactions directly with market makers; or

        - in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

The selling stockholders will pay:

        -       selling commissions or brokerage fees, if any;

        -       all applicable transfer taxes; and

        - all fees and costs of counsel incurred in connection with the sale.

During such time as the selling stockholders may be attempting to sell shares registered hereunder, they will:

(1) not engage in any stabilization activity in connection with any of our securities;

(2) furnish copies of this prospectus, as supplemented or amended to each person to whom shares may be offered; and

(3) not bid for or purchase any of our securities other than permitted under the Exchange Act.

        The selling stockholders, and any other persons who participate in the sale of the shares, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

        With regard to the shares, we have agreed to maintain the effectiveness of this registration statement until two years after the effective date of this registration statement or less if the distribution described herein has become effective.

        We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. We agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby has been passed upon for DigitalThink by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, investment partnerships composed of individuals associated and members employed by Wilson Sonsini Goodrich & Rosati beneficially own an aggregate of approximately 3,285 shares of DigitalThink common stock.


                                     EXPERTS

        The financial statements incorporated in this prospectus by reference from DigitalThink, Inc's Annual Report on Form 10-K for the year ended March 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

        This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about DigitalThink and the shares of common stock offered, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

        We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's following Regional Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Additional information about us may be found on our web site at http://www.digitalthink.com. Information contained on our web site does not constitute part of this prospectus.


                      INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering is completed.

        The documents we incorporate by reference are:

        1. Our Annual Report on Form 10-K for the fiscal year ended March 31, 2000,

        2. Our Proxy Statement on Form 14A for the fiscal year ended March 31, 2000,

        3.      Our Quarterly Report on Form 10-Q for the quarter ended June 30,
                2000,

        4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

        5. Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000;

        6.      Our 8-K filed on July 21, 2000 and amended on September 15,
                2000, and

        7. The description of our common stock contained in our registration statements on Form 8-A as filed with the SEC on December 28, 1999 and September 29, 2000.

        Any statement contained in a document that is incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superceded.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, DigitalThink, Inc., 1098 Harrison Street, San Francisco CA 94103, telephone (415) 625-4000

        You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Also, this prospectus does not offer to sell any securities other than the securities covered by this prospectus. You should not assume that the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the document.

        Shares of our common stock are traded on the Nasdaq National Market. Documents we file can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table shows the costs and expenses, payable by DigitalThink in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


    SEC registration fee            $ 9,171.33
    Legal fees and expenses             10,000
    Accounting fees and expenses         5,000
    Miscellaneous expenses              20,000
                                    ----------
    Total                           $44,171.33
                                    ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We have also entered into agreements with our directors and executive officers that require DigitalThink among other things to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent permitted by Delaware law. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS


5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

23.1*   Independent Auditors' Consent

23.2*   Consent of Counsel (included in Exhibit 5.1)

24.1*   Power of Attorney (See II-3)
--------------
*  Previously filed.



ITEM 17. UNDERTAKINGS

    DigitalThink undertakes:

        1. That, for the purpose of determining any liability under the Securities Act, each filing of DigitalThink's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

        2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of DigitalThink pursuant to the foregoing provisions, or otherwise, DigitalThink has been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by DigitalThink of expenses incurred or paid by a director, officer, or controlling person of DigitalThink in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, DigitalThink will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        3. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        4. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering thereof.


                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, as amended, DigitalThink certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 9th day of May, 2001.


                                            DIGITALTHINK, INC.

                                            By:   /s/  Peter J. Goettner
                                               ---------------------------------
                                                       Peter J. Goettner
                                                    Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated:



              SIGNATURE                                      TITLE                            DATE
              ---------                                      -----                            ----
         /s/ Peter J. Goettner                Chief Executive Officer and Chairman        May 9, 2001
----------------------------------------      of the Board of Directors (principal
            Peter J. Goettner                 executive officer)

           /s/ Michael W. Pope                Vice President, Chief Financial             May 9, 2001
----------------------------------------      Officer (principal financial and
             Michael W. Pope                  accounting officer)

           /s/ Jon C. Madonna*                President and Director                      May 9, 2001
----------------------------------------
             Jon C. Madonna

          /s/ E. Follett Carter*              Director                                    May 9, 2001
----------------------------------------
            E. Follett Carter

          /s/ Steve L. Eskenazi*              Director                                    May 9, 2001
----------------------------------------
            Steve L. Eskenazi

         /s/ Samuel D. Kingsland*             Director                                    May 9, 2001
----------------------------------------
           Samuel D. Kingsland

        /s/ William H. Lane, III*             Director                                    May 9, 2001
----------------------------------------
          William H. Lane, III

         /s/ Roderick C. McGeary*             Director                                    May 9, 2001
----------------------------------------
           Roderick C. McGeary

*By:        /s/ Peter J. Goettner
    ------------------------------------
              Peter J. Goettner,
              Attorney-in-fact

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION OF DOCUMENT
-------           -----------------------
5.1*              Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1*             Independent Auditors' Consent
23.2*             Consent of Counsel (included in exhibit 5.1)
24.1*             Power of Attorney (see page II-3)

-----------
*  Previously filed.